UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement
under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

VASTA PLATFORM LIMITED

(Name of Subject Company (Issuer))

COGNA EDUCAÇÃO S.A.

(Name of Filing Person (Offeror))

Class A Common Shares, par value U.S.$0.00005 per shar
(Title of Class of Securities)

KYG9440A1094
(ISIN of Class of Securities)

G9440A109
(CUSIP Number of Class of Securities)

Cogna Educação S.A.
Rua dos Guajajaras, No. 591, 4th Floor, Room 1, Bairro de Lourdes,
Belo Horizonte, Minas Gerais, 30.180-101
Brazil
Attention: Frederico da Cunha Villa, Chief Financial Officer

Telephone: +55 (11) 3133-7309

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

With copies to:

Manuel Garciadiaz
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 3 (“Amendment No. 3”) amends the Offer to Purchase (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule  TO originally filed by Cogna Educação S.A., a company organized under the laws of the Federative Republic of Brazil (the “Purchaser”), on September 17, 2025 and subsequently amended on September 24, 2025 and October 16, 2025 (“Schedule TO”), relating to the tender offer by the Purchaser for any and all of the outstanding Class A Common Shares, par value U.S.$0.00005 per share (the “Class A Common Shares” or the “Securities”) of Vasta Platform Limited, a Cayman Islands exempted company (the “Company”), traded on the Nasdaq Global Select Market (“NASDAQ”), excluding those Class A Common Shares held, directly or indirectly, by the Purchaser. The Offer to Purchase and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, together, as amended or supplemented from time to time, constitute the “Offer”. Unless otherwise defined herein, capitalized terms used in this Schedule TO shall have the meaning given to them in the Offer to Purchase.

Except as otherwise set forth in this Amendment No. 3, the information set forth in the Offer to Purchase, a copy of which is filed herewith as Exhibit (a)(1)(A), remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 3. The following sections of the Offer to Purchase are hereby amended and restated as follows.

Only those items amended are reported in this Amendment No. 3. Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, and the other exhibits to the Schedule TO remains unchanged and is hereby expressly incorporated into this Amendment No. 3 by reference. This Amendment No. 3 should be read with the Schedule TO and the Offer to Purchase.

Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meaning given to them in the Offer to Purchase.

Items 1 through 9 and Item 11.

The Offer to Purchase (Exhibit (a)(1)(i)) and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

All references to “5:00 p.m., New York City time, on October 28, 2025” are hereby amended and replaced with “5:00 p.m., New York City time, on December 10, 2025”.

Item 12. Exhibits

Amendments to the Other Exhibits

The information set forth in the Form of Letter of Transmittal (Exhibit (a)(1)(ii)), Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(iii)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(iv)) and Form of revised Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(v)), is hereby amended as follows:

All references to “5:00 p.m., New York City time, on October 28, 2025” shall be replaced with “5:00 p.m., New York City time, on December 10, 2025”.

In addition, Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a) Exhibits.

(a)(5)(iii) Press Release issued by the Purchaser with respect to the second extension of the expiration date of the Offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 28, 2025	COGNA EDUCAÇÃO S.A.

	By:	/s/ Roberto Valério Neto
		Name:	Roberto Valério Neto
		Title:	Chief Executive Officer

By:	/s/ Frederico da Cunha Villa
	Name:	Frederico da Cunha Villa
	Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Amended and Restated Offer to Purchase, dated September 24, 2025 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Purchaser on September 24, 2025).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(vi)	Form of Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(1)(vii)	Summary Advertisement (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(5)(i)	Press Release issued by the Purchaser with respect to the announcement of the Offer (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO filed by Purchaser on September 17, 2025).
(a)(5)(ii)	Press Release issued by the Purchaser with respect to the extension of the expiration date of the Offer (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO filed by Purchaser on October 16, 2025).
(a)(5)(iii)*	Press Release issued by the Purchaser with respect to the second extension of the expiration date of the Offer.
(b)	Not applicable.
(c)	Not applicable.
(d)	Dealer Manager Agreement, dated as of September 17, 2025, by and between the Purchaser and Itau BBA USA Securities, Inc., as the Dealer Manager (incorporated by reference to Exhibit (d) to the Schedule TO filed by Purchaser on September 17, 2025).
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Exhibit.

* Filed herewith.

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